SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Aspect Communications Corporation
(Name of Issuer)

Common Stock, Par Value $ .01 Per Share
(Title of Class of Securities)

04523Q102
(Cusip Number)

William Holloway
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 3,484,500, which constitutes approximately 6.6% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 53,038,378 shares outstanding.

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1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,484,500 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,484,500 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,484,500

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.6%

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated December 30, 2002 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Aspect Communications Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Stock reported herein.  Amalgamated, however, expended $8,197,982.50 of the funds of R2 to purchase the Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

     The Issuer issued a press release on November 14, 2002, announcing a private placement (the "Vista Transaction") of convertible preferred stock to Vista Equity Fund II, L.P. ("Vista").  The Item 2 Persons believe the Vista Transaction does not sufficiently serve the interests of common shareholders. The Item 2 Persons believe the fairer way to raise capital for the Issuer is to let all shareholders of the Issuer participate in a rights offering of preferred stock on substantially the same terms as those offered to Vista, with the differences arising from the fact that the Vista Transaction is a dilutive private equity deal and the rights offering is a public rights offering.

     The Item 2 Persons believe that their proposed plan (the "Scepter Plan"), which is set forth in greater detail in a preliminary proxy statement first filed by Scepter with the Securities and Exchange Commission on December 11, 2002 will achieve this result by replacing the current board of directors with a temporary slate of directors that will (subject to their fiduciary duties under California law):

  Serve temporarily only until the Issuer's next annual meeting, which will be called before the end of June 2003;
  Waive his or her right to receive any cash, stock or options from the Issuer for serving as a director;
  Terminate the Vista Transaction;
  Seek nominations of one qualified person from each of the largest non-executive shareholders of the Issuer in descending order of share ownership until such time as a slate of six directors is proposed for election by the board at the next annual meeting of the Issuer; and
  Effect a public rights offering for all shareholders to have the right to participate on substantially the same terms as the Vista Transaction, with the differences arising from the fact that the Vista Transaction is a dilutive private equity deal and the rights offering is a public rights offering that is only dilutive to shareholders who choose not to participate in the rights offering.

     Scepter is also willing to help the Issuer with bridge loans at libor + 100 basis points with no upfront fees if the rights offering is delayed beyond the end of June 2003 and by purchasing any unsubscribed shares in the rights offering.

     In furtherance of the foregoing, Scepter is urging shareholders to vote against the Vista Transaction at the Issuer's special meeting currently scheduled for January 21, 2003. Scepter also intends to call with other shareholders another special meeting to remove and replace the current Board of Directors of the Issuer (the "Board") with a new temporary Board that (subject to its members' fiduciary duties under California law) will take the actions set forth above and otherwise intends only to take such further actions during this interim period as are required by law or their fiduciary duties. If the Vista Transaction is nevertheless approved at the Issuer's special meeting and completed prior to Scepter's special meeting that Scepter intends to call with other shareholders with respect to the Scepter Plan, Scepter's special meeting and proposed rights offering may no longer make sense and Scepter may consequently not proceed with its efforts to remove and replace the current Board.

     On January 14, 2003, Scepter delivered a letter to the Chairman of the Issuer's board of directors suggesting that the parties pursue a mutually agreeable rights offering, which would obviate the need for a proxy contest.

Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional Stock in the open market or in private transactions.  Depending on these same factors, the Reporting Person may sell all or a portion of the Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,484,500 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,484,500 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,484,500 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,484,500 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,484,500 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,484,500 shares of the Stock.

    (c)   Since its last Schedule 13D filing, the Reporting Person has purchased shares of the Stock in open market transactions over the counter as follows:

DATE	NUMBER OF SHARES PURCHASED	PRICE PER SHARE
12/31/02	38,300	$ 2.76
12/31/02	2,500	$ 2.41
01/06/03	92,700	$ 3.23
01/08/03	97,400	$ 3.29
01/09/03	50,000	$ 3.44

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock since the last Schedule 13D filing.

     The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 --Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 15, 2003

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ William Holloway William Holloway, Authorized Signatory

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 -- Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.